SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

VARSITY GROUP INC.

(Names of Subject Company (Issuer))

VGI ACQUISITION CORP.

a wholly-owned subsidiary of

VGI HOLDINGS CORP.

a wholly-owned subsidiary of

FOLLETT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922281100

(CUSIP Number of Class of Securities)

Dennis A. McMahon

VGI Acquisition Corp.

2233 West Street

River Grove, IL 60171

(708) 583-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brooks B. Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 984-7594

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements Items 1, 4 and 12 in the Tender Offer Statement on Schedule TO, filed on March 7, 2008, (the “Schedule TO”) with the Securities and Exchange Commission by VGI Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Follett Corporation, an Illinois corporation (“Follett”), as amended on March 28, 2008.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference, except that the section entitled “Scheduled Expiration of Offer” is hereby amended and restated as follows:

Scheduled Expiration of Offer:

7:00 p.m., New York City time, on April 11, 2008 (such date, the "Expiration Date," and any expiration time and date established pursuant to an extension of the offer as so extended, also an "Expiration Date").

In addition the first sentence in the section therein entitled "How long do I have to decide whether to tender my Shares in the offer?" is hereby amended and restated as follows:

You will have at least until 7:00 p.m. (New York City time) on April 11, 2008 (such date, the "Expiration Date," and any expiration time and date established pursuant to an extension of the offer as so extended, also an "Expiration Date") to tender your Shares in the offer.

Item 4.	Terms of the Transaction.

The information set forth in the section of the Offer to Purchase entitled "Terms of the Offer" is hereby amended and supplemented as follows:

On April 7, 2008, Follett announced that Purchaser had extended the Expiration Date of the offer to April 11, 2008. A copy of the press release is filed as Exhibit (a)(2)(I) to the Schedule TO and is incorporated by reference.

Item 12.	Exhibits.
(a)(2)(I)	Press Release, issued by Follett, dated April 7, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VGI ACQUISITION CORP.
	By:	/s/ DENNIS A. MCMAHON

		Name:	Dennis A. McMahon
		Title:	Secretary
Dated: April 7, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(2)(I)	Press Release, issued by Follett, dated April 7, 2008.